Mail Stop 6010

May 1, 2009

Douglas Faggioli
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

Re: Nature's Sunshine Products, Inc.
          Registration Statement on Form 10-12G
          Supplemental Response, dated April 23, 2009
          File No. 0-08707

Dear Mr. Faggioli:

        We have reviewed your supplemental response and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information, we may or may not raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-12G

Explanatory Note, page 1

1. We note your response to comment 1 from our prior letter dated April 14, 2009. Please
    revise your proposed disclosure in the paragraph that begins, "The Board of Directors
    also considered the appropriate actions to be taken with respect to Mr. Douglas Faggioli,"
    to make clear that KPMG's demand for Mr. Faggioli's termination followed the remedial
    measures recommended by the Investigative Team in the Preliminary Report and the
    Investigative Team's recommendations were supported by the Special Committee. As
    written, it would be difficult for a reader unfamiliar with the events to discern that KPMG

was acting on the recommendation of the Investigative Team contained in the Preliminary Report and that one of these recommendations was Mr. Faggioli's termination.

2. In addition, please revise your proposed disclosure in this paragraph to make clear that, while the Investigative Team may have agreed that the interim steps taken by the Board were appropriate at that time, that neither it nor the Special Committee ultimately changed their recommendation to remove Faggioli permanently.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David A. Sirignano
        Morgan, Lewis & Bockius LLP
        1111 Pennsylvania Avenue, N.W.
        Washington, D.C. 20004